UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_____________________________________

Corazon Capital V838 Monoceros Corp

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share
(Title of Class of Securities)

G24237102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

_____________________________________

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Corazon Capital V838 Monoceros Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,761,642[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,761,642[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,761,642[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 32.39%[2]
12.	Type of Reporting Person (See Instructions) OO

1.	Represents 9,761,642 Class A ordinary shares issuable in respect of (i) 5,094,975 Class B ordinary shares convertible on a one-for-one basis into Class A ordinary shares (“Class B Shares”) and (ii) 4,666,667 private placement warrants to acquire Class A common stock (“Private Warrants”).

2.	Calculated based on (i) 20,379,900 Class A common stock outstanding as of March 26, 2021 as reported on the Issuer’s Form 10-Q, filed on Nov 17, 2021 and (ii) 9,761,642 Class A ordinary shares issuable upon conversion or exercise of 5,094,975 Class B Shares and 4,666,667 Private Warrants held by the Reporting Persons.

1.	Names of Reporting Persons Sam Yagan
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,761,642
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,761,642
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,761,642[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 32.39%[2]
12.	Type of Reporting Person (See Instructions) IN

1.	Represents 9,761,642 shares of Class A ordinary shares issuable in respect of (i) 5,094,975 shares of Class B ordinary shares convertible on a one-for-one basis into shares of Class A ordinary shares (“Class B Shares”) and (ii) 4,666,667 private placement warrants to acquire shares of Class A common stock (“Private Warrants”).

2.	Calculated based on (i) 20,379,900 Class A common stock outstanding as of March 26, 2021 as reported on the Issuer’s Form 10-Q, filed on Nov 17, 2021 and (ii) 9,761,642 Class A ordinary shares issuable upon conversion or exercise of 5,094,975 Class B Shares and 4,666,667 Private Warrants held by the Reporting Persons.

1.	Names of Reporting Persons Steven Farsht
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,761,642
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,761,642
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,761,642[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 32.39%[2]
12.	Type of Reporting Person (See Instructions) IN

1.	Represents 9,761,642 shares of Class A ordinary shares issuable in respect of (i) 5,094,975 shares of Class B ordinary shares convertible on a one-for-one basis into shares of Class A ordinary shares (“Class B Shares”) and (ii) 4,666,667 private placement warrants to acquire shares of Class A common stock (“Private Warrants”).

2.	Calculated based on (i) 20,379,900 Class A common stock outstanding as of March 26, 2021 as reported on the Issuer’s Form 10-Q, filed on Nov 17, 2021 and (ii) 9,761,642 Class A ordinary shares issuable upon conversion or exercise of 5,094,975 Class B Shares and 4,666,667 Private Warrants held by the Reporting Persons.

1.	Names of Reporting Persons Philip Schwarz
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,761,642
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,761,642
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,761,642[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 32.39%[2]
12.	Type of Reporting Person (See Instructions) IN

1.	Represents 9,761,642 shares of Class A ordinary shares issuable in respect of (i) 5,094,975 shares of Class B ordinary shares convertible on a one-for-one basis into shares of Class A ordinary shares (“Class B Shares”) and (ii) 4,666,667 private placement warrants to acquire shares of Class A common stock (“Private Warrants”).

2.	Calculated based on (i) 20,379,900 Class A common stock outstanding as of March 26, 2021 as reported on the Issuer’s Form 10-Q, filed on Nov 17, 2021 and (ii) 9,761,642 Class A ordinary shares issuable upon conversion or exercise of 5,094,975 Class B Shares and 4,666,667 Private Warrants held by the Reporting Persons.

Item 1(a).	Name of Issuer
The name of the issuer is Corazon Capital V838 Monoceros Corp
Item 1(b).	Address of the Issuer’s Principal Executive Offices
The Company’s principal executive offices are located at 222 West Merchandise Mart Plaza, PO Box #2982, Chicago, IL 60654.
Item 2(a).	Names of Persons Filing This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:
(i) Corazon V838 Monoceros Sponsor LLC (the “Sponsor”); and (ii) Sam Yagan; (iii) Steven Farsht; (iv) Philip Schwarz
Item 2(b)/(c).	Citizenship & Address of the Principal Business Office, or if none, Residence:

The address of each of the Reporting Persons is:
c/o: Corazon Capital V838 Monoceros Corp
222 West Merchandise Mart Plaza,
PO Box #2982,
Chicago, IL 60654
Citizenship: Delaware

Corazon V838 Monoceros Sponsor LLC is a Delaware limited liability company.

Sam Yagan is a citizen of the United States.

Steven Farsht is a citizen of the United States.

Philip Schwarz is a citizen of the United States.

Item 2(d).	Title of Class of Securities
Class A ordinary shares, par value $0.0001 per share (the "Class A common stock").
Item 2(e).	CUSIP Number
G24237102
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.

Item 4.

Ownership

(a)                Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)                Percent of Class:

See responses to Item 11 on each cover page.

(c)                 Number of shares as to which the Reporting Person has:

(i)                  Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)                Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)              Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)               Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly held by the Sponsor. The Sponsor is controlled by Sam Yagan, Steven Farsht and Philip Schwarz, and as such, each have voting and investment discretion with respect to the securities held by the Sponsor and may be deemed to have beneficial ownership of the reported securities. The filing of this Statement shall not be construed as an admission that any Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Corazon V838 Monoceros Sponsor LLC

/s/ Steven M. Farsht
Name: Steven M. Farsht
Title: Authorized Signatory

/s/ Steven M. Farsht
Name: Steven M. Farsht

/s/ Sam Yagan
Name: Sam Yagan

/s/ Philip Schwarz
Name: Philip Schwarz

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of February 11, 2022